December 27, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:	Erickson Air-Crane Incorporated
Registration Statement on Form S-1
Filed May 12, 2010
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company”), to the Staff’s comments to the above referenced Registration Statement.  We have included your numbered comment below and the Company’s response follows.  The Company has filed Amendment No. 5 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. J. Dana Brown.

General

1.                                      We note your response to our prior comment one. Please balance references throughout the prospectus to the 2009 aircraft sale to a commercial customer to discuss what impact the put option had on your ability to consummate the sales transaction and that the put option gives the purchaser the option to return the aircraft on July 13, 2013.  Please also revise here and elsewhere in the filing, as applicable, the cross-reference to the “Trends and Uncertainties” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to state “Trends and Uncertainties Affecting Our Business.”

We have enhanced the disclosure regarding the negotiation of the put option in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends and Uncertainties Affecting Our Business” to emphasize that the put option was an important term to the purchaser when the sale agreement was negotiated.  We have similarly emphasized its importance to the customer throughout the

prospectus where the put option is mentioned.   We do not believe it is accurate to suggest that the put option was necessary to complete the 2009 sale, because (1) it was one of many negotiated terms, and a compromise on other terms, for example price, might easily have been made to eliminate the option, and (2) the Company has no way of knowing this because it did not test the importance of the term to the purchaser by refusing it.  We believe it is appropriate to include the phrase “when the agreement was negotiated,” to avoid the possibly inaccurate suggestion that the put option continues to be important to the purchaser or that its exercise at July 31, 2013 is likely.

(Note that the exercise date for the option is July 31, 2013.)

Explanatory Note Regarding 2010 Aircraft Sale, page ii

2.                                      Please put a cross reference to the first risk factor on page 23 at the end of the second paragraph of this section.

The explanatory note was intended to explain to readers pending changes to the Company’s financial statement presentation due to a change in the Company’s revenue recognition methodology. The Company has determined that the financial presentation for prior periods need not be modified, however, and that a separate explanatory note is no longer necessary.  The note has therefore been deleted.

The Company and Aliar Aircrane Servicos Especializados Ltda. terminated on December 13, 2010 their aircraft sale agreement following Aliar’s non-payment of its first progress payment to the Company and uncertainty with respect to Aliar’s ability to obtain financing to complete the purchase. Contrary to Company expectations when it filed Amendment No. 4 to its registration statement, the Company was in compliance with the financial covenants under its credit agreement at September 30, 2010 before considering the effect of the sale agreement with Aliar.

In Amendment No. 5, we have disclosed that the Company entered into with an agreement with Wan Yu Industries Groups, Limited (China Taicang Aircrane Company, Limited) (Taicang) for the sale of five Aircranes.  The Company anticipates delivering the aircraft over a two year period, with the first delivery in the first fiscal quarter of 2011.  Even though the Company will begin recognizing revenues for aircraft sales using the percentage completion method of accounting, as it discloses in the prospectus, it does not anticipate recognizing revenue in 2010 in connection with this sale agreement because (1) it did not begin building the aircraft under a contract with this customer or in anticipation of a contract with this customer (it began construction for the aircraft for Aliar, but now will sell that aircraft to Taicang), and the Company believes percentage completion revenues should be recorded only if work is done pursuant to or in anticipation of a firm contract with a specific customer, and (2) the parties’ obligations under the agreement are contingent on payment by Taicang of a deposit to the Company before January 31, 2011, and the Company may not have legal recourse against Taicang, other than termination of the agreement, if it fails to make the deposit.

We have included in Amendment No. 5 a description of the agreement with Taicang, including a stand-alone risk factor relating to the agreement and cross-references to the risk factor where appropriate.

The Company does not expect to be in compliance with the financial covenants under its credit agreement at December 31, 2010, and we have disclosed that in a note at the front of the prospectus, in the risk factors, in “Management’s Discussion and Analysis of Financial Condition — Description of Indebtedness,” and elsewhere in the prospectus where appropriate.  The Company is discussing with its lenders an amendment to its credit agreement or a waiver of covenant compliance at December 31, 2010.  The Company expects to obtain an amendment or waiver before completing the offering.

The Offering, page 6

Use of Proceeds, page 6

3.                                      Please revise this section and the “Use of Proceeds” section on page 29 to include a discussion of the actual availability under your credit agreement as discussed in the third risk factor on page 22.  Additionally, please revise the third paragraph of this section to include the information set forth in the last two sentences of page 65.

We have made the requested change.

Business, page 86

Legal Proceedings, page 101

4.                                      Please revise to indicate the current status of the U.S. Forest Service claim proceedings.

The Company’s claim is pending, and we have revised this disclosure to indicate that a hearing before the Civilian Board of Contract Appeals is scheduled for January 25, 2011.

Management, page 103

Compensation Committee Interlocks and Insider Participation, page 108

5.                                      We note your response to our prior comment 16. Please revise to clarify whether any members of the compensation committee were formerly officers of the registrant.  Refer to Item 407(e)(4)(i)(B) of Regulation S-K.

We have revised this disclosure to clarify that no member of the Company’s compensation committee has served as an officer of the Company.

Part II

Exhibits Index, page II-6

6.                                      We note that several of your exhibits to the registration statement have yet to be filed.  Please file these exhibits with the filing of the next amendment to your registration statement or please advise.

We have filed most of the remaining exhibits with Amendment No. 5.  We expect to file the form of underwriting agreement in a subsequent filing.

In addition to the changes discussed above, the prospectus has been updated to include financial data for the nine month period ended September 30, 2010.

Please address any questions or comments you may have about this letter and the registration statement to me at (503) 294-9444.

Sincerely,

/s/ JAMES M. KEARNEY

James M. Kearney

cc:	J. Dana Brown (SEC Reviewer)
Charles E. Ryan
John J. Halle